                         EMPLOYMENT AND CONSULTING AGREEMENT

          AGREEMENT, dated as of July 29, 1998, by and between ATL Ultrasound, Inc. (the "Company") and Dennis C. Fill ("Executive").

          WHEREAS, Executive's current employer, ATL Ultrasound, Inc., has entered into an Agreement and Plan of Merger, dated as of July 29, 1998 with Philips Acquisition, Inc. and Philips Electronics North America Corporation (the "Merger Agreement"); and

          WHEREAS, the Company desires to secure the continued employment of Executive following the successful consummation of the Offer (as such term is defined in the Merger Agreement); and

          WHEREAS, Executive and the Company desire to enter into an agreement setting forth the terms and conditions of the employment of Executive with the Company on and after the successful consummation of the Offer;

          NOW, THEREFORE, IN CONSIDERATION OF the mutual covenants herein contained, and other good and valuable consideration, the parties hereto agree as follows:

          1. EMPLOYMENT. Subject to the successful consummation of the Offer, the Company hereby agrees to employ Executive, and Executive agrees to serve as an employee of the Company, on the terms and conditions set forth in this Agreement, effective as of the date of this Agreement. The continuation of such employment shall be expressly conditioned on and subject to the consummation of the transactions contemplated by the Merger Agreement. This Agreement shall become null and void, and shall have no force or effect, if the transactions contemplated under the Merger Agreement are not consummated; PROVIDED, THAT, Sections 21, 24 and 25 of this Agreement shall be deemed to be effective as of the successful consummation of the Offer. Following the Employment Period (as defined below) the Company shall engage Executive as a consultant of the Company in accordance with Section 6 hereof.

          2. TERM. The period of employment of Executive by the Company hereunder (the "Employment Period") shall commence as of the Effective Time (as defined in the Merger Agreement) (the "Commencement Date") and shall continue until December 31, 1998, at which time Executive shall retire from the Company. In accordance with Section 6 hereof, Executive shall serve as a consultant to the Company until December 31, 2003 (the "Consulting Period") following the Employment Period


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(the Employment Period and Consulting Period collectively referred to as the
"Term").  The Term may be sooner terminated by either party in accordance with
Section 6 of this Agreement.

          3. DUTIES AND RESPONSIBILITIES. During the Employment Period, Executive shall serve as the Chief Executive Officer and President of the Company with such duties and responsibilities that are customary for such a position. During the Employment Period, Executive shall devote substantially all of his working time, attention and energies during normal business hours (other than absences due to illness or vacation) to the performance of his duties for the Company. Executive may serve as a member of the board of directors of other companies or engage in other outside activities, provided that such activities do not interfere with Executive's duties hereunder.

          4. PLACE OF PERFORMANCE. The principal place of employment of Executive shall be at the Company's executive offices in Seattle, Washington.

          5.   COMPENSATION AND RELATED MATTERS.

               (a) BASE SALARY AND BONUS. During the Employment Period the Company shall pay Executive a base salary at the rate of not less than $675,000 per year ("Base Salary"). Executive's Base Salary shall be paid in approximately equal installments in accordance with the Company's customary payroll practices. On or about January 1, 1999, Executive shall be paid an annual bonus for 1998 in the amount of $675,000.

               (b) BENEFIT PLANS. During the Employment Period, Executive shall be entitled to participate in such employee benefit plans and insurance programs offered by the Company, or which it may adopt from time to time, for its executive management or supervisory personnel generally, in accordance with the eligibility requirements for participation therein. Notwithstanding the foregoing, Executive shall not be entitled to receive severance pursuant to the Company's severance plan if he is entitled to receive payments pursuant to
Section 9(b) of this Agreement. Nothing herein shall be construed so as to prevent the Company from modifying or terminating any employee benefit plans or programs, or employee fringe benefits, it may adopt from time to time.

               (c) VACATION AND SICK LEAVE. During the Employment Period, Executive shall be entitled to the amount of paid vacation and sick leave that is provided to other executive offices, in accordance with the Company's customary practices.

               (d) EXPENSES. The Company shall promptly reimburse Executive for all reasonable business expenses incurred during the Term upon the


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presentation of reasonably itemized statements of such expenses in accordance with the Company's policies and procedures now in force or as such policies and procedures may be modified with respect to all executive officers of the Company.

          6. CONSULTING ARRANGEMENT. Immediately following the Employment Period, Executive shall serve as a consultant to the Company during the Consulting Period. During the Consulting Period, Executive shall make himself available, upon the mutual consent of Executive and the President of Philips Medical Systems, for consultation and advice on matters affecting the business affairs of the Company. Immediately prior to the Effective Time, Executive shall receive a lump-sum consulting fee of $1,150,000 and an additional $60,000 on January 1, 1999, and on the first day of each calendar quarter thereafter to and including October 1, 2003 (the "Consulting Fee"). In addition, beginning on the commencement of the Consulting Period and continuing for the life of Executive, the Company shall pay any premiums required by Medicare for the Executive's post-retirement Medicare coverage. On January 1, 1999, the Company shall cancel all life insurance agreements covering Executive and pay to Executive the cash amount required by Executive to purchase a paid up policy for $300,000 of life insurance on such date.

          7. TERMINATION. This Agreement shall be terminated upon the earliest to occur of the following:

               (a)  EXPIRATION.  The expiration of the Term.

               (b) DEATH. The death of Executive. Notwithstanding the foregoing, if Executive should die during the Consulting Period, Executive's beneficiaries or his estate, as the case may be, shall continue to receive the Consulting Fee until the end of the year in which his death occurs.

               (c) CAUSE. The Company terminates Executive for Cause during the Employment Period. For purposes of this Agreement, the Company shall have "Cause" to terminate Executive upon Executive's (i) willful misconduct (but excluding any action that Executive reasonably believes is in the best interests of the Company), which is materially economically injurious to the Company or to any entity in control of, controlled by or under common control with the Company (an "Affiliate"), including, but not limited to, any breach of Sections 10 and 11 hereof or (ii) the conviction of, or plea of guilty or nolo contendere to, a felony involving moral turpitude. The Company may not terminate Executive for Cause during the Consulting Period.

               (d) WITHOUT CAUSE. The Company terminates Executive hereunder without Cause by providing Executive with a Notice of Termination.


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               (e)  VOLUNTARY TERMINATION.  Executive terminates this Agreement at any time upon ninety (90) days prior written notice to the Company.

               (f) MATERIAL BREACH. Executive terminates his employment for a material breach of this Agreement by the Company. For purposes of this Agreement, a "material breach" shall be deemed to occur upon a failure by the Company to comply with any material provision of this Agreement without Executive's written consent, including, but not limited to, (i) a material diminution in Executive's position, duties, status, authority or responsibility as set forth under the terms of this Agreement, (ii) a reduction in Base Salary or bonus, or (iii) a relocation of the Executive to a location more than 50 miles from his present location, which in the case of any alleged violation of this paragraph (f), has not been cured in all material respects within thirty
(30) days after written notice of such noncompliance has been given by Executive to the Company.

          8.   TERMINATION PROCEDURE.

               (a) NOTICE OF TERMINATION. Any termination of Executive by the Company or by Executive (other than termination pursuant to Section 7(a) or (b) hereof) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 14. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive under the provisions so indicated.

               (b)  DATE OF TERMINATION.  "Date of Termination" shall mean
(i) if Executive is terminated by the expiration of this Agreement, the date of expiration, (ii) if Executive is terminated by his death, the date of his death, and (iii) if Executive is terminated pursuant to Sections 7(c), 7(d), 7(e), or 7(f) the date specified in the Notice of Termination.

          9. AMOUNTS DUE UPON TERMINATION. In the event Executive's relationship with the Company terminates during the Term, the Company shall provide Executive with the payments set forth below. Executive acknowledges and agrees that the payments set forth in this Section 9 constitute liquidated damages for termination of this Agreement during the Term.

               (a) If Executive is terminated pursuant to Sections 7(a), 7(b), 7(c), or 7(e) the Company shall pay Executive his accrued, but unpaid Base Salary, bonus specified in Section 5(a) and Bonus or Consulting Fee, as the case may be, pro rata for the year in which terminated through the Date of Termination at the rate in effect at the time Notice of Termination is given, and (subject to 7(b)) the Company shall have no



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further obligations to Executive under this Agreement; PROVIDED, THAT, Executive shall be entitled to any other benefit or payment provided pursuant to any plan or policy of the Company in accordance with such plan's or policy's terms.

               (b) If Executive's employment is terminated pursuant to Sections 7(d) or 7(f), the Company shall pay to Executive his (A) Base Salary or Consulting Fee, as the case may be, accrued through the Date of Termination and
(B) a lump-sum payment equal to all remaining amounts that would have been paid under Sections 5(a) and 6 had this Agreement continued through to the end of the Term (the "Remaining Period"). All such payments shall be made as soon as administratively feasible following such termination. Executive shall also be entitled to any other benefits or payments provided pursuant to any plan or policy of the Company in accordance with such plan's or policy's terms, except as provided in Section 5(b).

               (c)    CERTAIN ADDITIONAL PAYMENTS BY THE COMPANY.

               (i) Notwithstanding anything in this Agreement to the contrary, in the event it shall be determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) by the Company (or any of its affiliated entities) or any entity which effectuates (or has previously effectuated) a change in control (or any of its affiliated entities) to or for the benefit of Executive (whether pursuant to the terms of this Agreement or otherwise) (the "Payments") would be subject to the excise tax (the "Excise Tax") under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), then the amounts payable to Executive under this Agreement shall be the greater of (A) the Payment, if the result of subtracting the Excise Tax from the Payment is more than the Safe Harbor Cap and
(B) the Payment, reduced to the maximum amount as will result in no portion of the Payments being subject to the Excise Tax (the "Safe Harbor Cap"), reducing first the payments under Section 9(b)(B), unless an alternative method of reduction is elected by Executive. For purposes of reducing the Payments to the Safe Harbor Cap, only amounts payable to Executive under this Agreement (and no other Payments) shall be reduced, unless consented to by Executive.

               (ii) All determinations required to be made under this Section 9 shall be made by the nationally recognized public accounting firm that is selected by Executive (the "Accounting Firm"). If payments are reduced to the Safe Harbor Cap, the Accounting Firm shall provide a reasonable opinion to Executive that he is not required to report any Excise Tax on his federal income tax return. All fees, costs and expenses (including, but not limited to, the costs of retaining experts) of the Accounting Firm shall be borne by the Company. The determination by the Accounting Firm shall be binding upon the Company and Executive (except as provided in paragraph (iii) below).


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               (iii)     If payments are reduced to the Safe Harbor Cap as
provided in Section 9(c)(i)(B) and if it is established pursuant to a final determination of a court or an Internal Revenue Service (the "IRS") proceeding which has been finally and conclusively resolved, that Payments have been made to, or provided for the benefit of, Executive by the Company, which are in excess of the limitations provided in this Section 9(c)(i)(B) (hereinafter referred to as an "Excess Payment"), such Excess Payment shall be deemed for all purposes to be a loan to Executive made on the date Executive received the Excess Payment and Executive shall repay the Excess Payment to the Company on demand, together with interest on the Excess Payment at the applicable federal rate (as defined in Section 1274(d) of the Code) from the date of Executive's receipt of such Excess Payment until the date of such repayment. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the determination, it is possible that Payments which will not have been made by the Company should have been made (an "Underpayment"), consistent with the calculations required to be made under this Section 8. In the event that it is determined (A) by the Accounting Firm, the Company (which shall include the position taken by the Company, or together with its consolidated group, on its federal income tax return) or the IRS or (B) pursuant to a determination by a court, that an Underpayment has occurred, the Company shall pay an amount equal to such Underpayment to Executive within ten (10) days of such determination together with interest on such amount at the applicable federal rate from the date such amount would have been paid to Executive until the date of payment.

          10.  CONFIDENTIAL INFORMATION; REMOVAL OF DOCUMENTS AND
NON-DISPARAGEMENT.

               (a) Executive agrees to keep secret and retain in the strictest confidence all Confidential Information which relates to the Company and any of its Affiliates. "Confidential Information" (a) means information (i) that is learned by Executive from the Company or any Affiliate before or after the date of this Agreement (other than Confidential Information that was known by Executive on a nonconfidential basis prior to the disclosure thereof); (ii) that is commercially valuable to the Company and (iii) that is not published or of public record or otherwise generally known (other than through failure of Executive to fully perform his obligations hereunder), and (b) includes, without limitation, customer lists, client lists, trade secrets, pricing policies and other business affairs of the Company and any of its Affiliates. Executive agrees not to disclose any such Confidential Information to anyone outside the Company or any of its Affiliates, whether during or after his period of service with the Company, except (x) as such disclosure may be required or appropriate in connection with his service or (y) when required to do so by a court of law, by any governmental agency or by any administrative or legislative body (including a committee thereof) with apparent jurisdiction to order him to divulge, disclose or make accessible such information. Executive agrees to give the Company advance written notice of any disclosure pursuant to clause (y) of the


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preceding sentence and to cooperate with any efforts by the Company to limit the extent of such disclosure.

               (b) All records, files, drawings, documents, models, equipment, and the like containing Confidential Information or needed in the Company's business, which Executive has control over shall not be removed from the Company's premises without its written consent, unless such removal is in the furtherance of the Company's business or is in connection with Executive's carrying out his duties under this Agreement and, if so removed, shall be returned to the Company promptly after termination of Executive's employment hereunder, or otherwise promptly after removal if such removal occurs following termination. Executive's rolodex, telephone directory and similar type items, and furniture, art work and property owned by Executive or otherwise not owned by the Company shall not be deemed Company property and shall not be covered by this Section 10(b). The Company shall be the owner of all trade secrets and other products relating to the Company's business developed by Executive alone or in conjunction with others as part of his services with the Company.

               (c) Executive agrees that during the Term and for a period of one year thereafter, he will not and that his attorneys, agents, or other representatives shall not (i) take any action or make or publish any statement, whether oral or written, which disparages in any way the Company or any or all of its present or former employees, principals, directors, partners, or Affiliates, including, without limitation, any disparaging statement which interferes in any way with the ability of the Company or any of its affiliates to market their services, products, to retain existing client relationships, or to obtain new client relationships; (ii) make any statements in any public forum or statements intended for publication in the public media, which are reasonably likely to negatively affect the standing of the Company or its Affiliates.

          11.  NON-COMPETITION.

               (a) In consideration of the benefits to be provided to Executive hereunder, Executive covenants that he will not, without the prior written consent of the Company, during the Term and the twelve (12) month period thereafter or, if terminated pursuant to Sections 7(d) or 7(e) hereof, the Remaining Period, if greater (the "Restriction Period"), engage in any way, directly or indirectly, in any business whose product or activities directly compete with the products or activities of Philips Medical Systems or the Company anywhere where Philips Medical Systems or the Company conducts such businesses, other than in his capacity as an employee or consultant of the Company.

               (b) Executive hereby covenants and agrees that, at all times during the Restriction Period, Executive shall not employ or seek to employ any person employed at that time by Philips Medical Systems or the Company or any of its


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subsidiaries or its Affiliates, or otherwise encourage or entice such person or entity to leave such employment.

               (c) Executive hereby covenants and agrees that, at all times during the Restriction Period, Executive will not (i) pursue or attempt to develop any project known to Executive and which Philips Medical Systems or the Company or any Affiliates are pursuing, developing or attempting to develop as of the Date of Termination ("Project"), directly or indirectly, alone, in association with or as a shareholder, principal, agent, partner, officer, director, employee or consultant of any other organization or (ii) divert to any entity which is engaged in any business conducted by Philips Medical Systems or the Company or any Affiliates in the same geographic area as Philips Medical Systems or the Company or any Affiliates, any Project or any customer of Philips Medical Systems or the Company or any Affiliates.

               (d) Executive acknowledges that the restrictions, prohibitions and other provisions of this Section 11 are reasonable, fair and equitable in scope, terms and duration, are necessary to protect the legitimate business interests of the Company and are a material inducement to the Company to enter into this Agreement. It is the intention of the parties hereto that the restrictions contained in this paragraph be enforceable to the fullest extent permitted by applicable law. Therefore, to the extent any court of competent jurisdiction shall determine that any portion of the foregoing restrictions is excessive, such provision shall not be entirely void, but rather shall be limited or revised only to the extent necessary to make it enforceable.

          12. REMEDY. Should Executive engage in or perform any of the acts prohibited by Sections 10 and 11, it is agreed that the Company shall be entitled to full injunctive relief, to be issued by any competent court of equity, enjoining and restraining Executive and each and every other person, firm, organization, association, or corporation concerned therein, from the continuance of such violative acts. The foregoing remedy available to Company shall not be deemed to limit or prevent the exercise by the Company of any or all further rights and remedies which may be available to the Company hereunder or at law or in equity.

          13. SUCCESSORS; BINDING AGREEMENT. This Agreement shall be binding upon and shall inure to the benefit of Executive, his heirs, executors, administrators, beneficiaries and assigns and shall be binding upon and shall inure to the benefit of the Company and its successors.

          14. NOTICE. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered either personally or by United States certified or registered mail, return receipt requested, postage prepaid, addressed, in case


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of Executive, to the last address on file with the Company and if to the
Company, to its executive offices or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

          15. RESOLUTION OF DIFFERENCES OVER BREACHES OF AGREEMENT. The parties shall use good faith efforts to resolve any controversy or claim arising out of, or relating to this Agreement or the breach thereof, first in accordance with the Company's internal review procedures, except that this requirement shall not apply to any claim or dispute under or relating to Sections 10 or 11 of this Agreement. If despite their good faith efforts, the parties are unable to resolve such controversy or claim through the Company's internal review procedures, then such controversy or claim shall be resolved by a court of law having jurisdiction thereof. If any contest or dispute shall arise between the Company and Executive regarding any provision of this Agreement, each of the parties shall be responsible for paying all of its own legal fees and expenses incurred in connection with such contest or dispute.

          16. GOVERNING LAW. This Agreement is governed by, and is to be construed and enforced in accordance with, the laws of the State of Washington, without regard to principles of conflicts of laws. If, under such law, any portion of this Agreement is at any time deemed to be in conflict with any applicable statute, rule, regulation or ordinance, such portion shall be deemed to be modified or altered to conform thereto or, if that is not possible, to be omitted from this Agreement, and the invalidity of any such portion shall not affect the force, effect and validity of the remaining portion hereof.

          17. AMENDMENT. No provisions of this Agreement may be amended, modified, or waived unless such amendment or modification is agreed to in writing signed by Executive and by a duly authorized officer of the Company, and such waiver is set forth in writing and signed by the party to be charged. No waiver by either party hereto at any time of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

          18. SURVIVAL. The respective obligations of, and benefits afforded to, Executive and Company as provided in Sections 10 and 11 of this Agreement shall survive the termination of this Agreement.

          19. NO CONFLICT OF INTEREST. During the Employment Period, Executive shall not directly, or indirectly render service, or undertake any employment or consulting agreement with another entity without the express written consent of the Company.


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          20.  COUNTERPARTS.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

          21. ENTIRE AGREEMENT. This Agreement sets forth the entire agreement of the parties hereto (and in the case of the Company, its predecessors) in respect of the subject matter contained herein and supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter, including, but not limited to, the Employment Agreement by and between ATL Ultrasound, Inc. and Executive, dated as of the second day of November, 1990 and any and all amendments made subsequent thereto (the "Prior Agreement") and, as of the successful consummation of the Offer, such Prior Agreement shall be void and of no further force or effect. Any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and canceled, as of the successful consummation of the Offer; PROVIDED THAT, except as provided in Section 24 hereof, this Agreement shall not modify or terminate the provisions of any compensation or benefit plan providing benefits upon a change in control of the Company (excluding the Prior Agreement); PROVIDED, FURTHER, that Executive acknowledges and agrees that he will be paid an aggregate amount of no more than $388,125 with respect to the 1996-98, 1997-99 and 1998-00 performance cycles under the Company's Long Term Incentive Plan (the "Plan"), effective as of January 1, 1993 and waives all rights for any other payments under such Plan upon payment of such amounts. Executive acknowledges that in consideration of the benefits to be provided hereunder, he has, as of the successful consummation of the Offer, waived all of his rights under the Prior Agreement, including, but not limited to Section 6 thereof.

          22. INDEPENDENT CONTRACTOR. During the Consulting Period, in performing services hereunder, Executive will at all times and for all purposes, constitute an independent contractor and not an employee or agent of the Company or any of its subsidiaries or affiliates. In no event will Executive be, or represent himself to be, an officer, employee or agent of the Company or any subsidiary or affiliate thereof nor will Executive bind, or attempt to bind, the Company or any subsidiary or affiliate thereof to any contract, agreement, liability or obligation of any nature. Except as expressly provided herein, the Company will not be required to provide any benefits to Executive which it provides to its employees including without limitation retirement plans, insurance programs and vacation based on services rendered during the Consulting Period.

          23. SECTION HEADINGS. The section headings in this Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation.


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

          24. RESTRICTED STOCK. Executive and the Company agree that Executive shall waive the accelerated vesting of any shares of common stock of the Company that are currently subject to a vesting requirement (the "Restricted Stock") until immediately prior to the Effective Time. Immediately before the Effective Time, all shares of Restricted Stock shall immediately vest.

          25. COOPERATION. Executive agrees to use his best efforts to cooperate with and assist Philips Medical Systems in its efforts to execute employment agreements with the executives of the Company, selected by Philips Medical Systems, under terms and conditions satisfactory to Philips Medical Systems.

















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

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                   ATL Ultrasound, Inc.


                                   By: /s/ Pamela L. Dunlap
                                      ------------------------------



                                      /s/ Dennis C. Fill
                                   ---------------------------------
                                            DENNIS C. FILL
















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